EXHIBIT 4.10.7

Ministry of the Russian Federation for Communications and Information

Amendment No. 7
to License No. 6038 (registration series A 002831)
dated March 7, 1997

To add the following additional paragraph to clause 1 of the Conditions For Carrying Out Activities Under License No. 6038:

“Under this License, the Licensee may provide cellular radiotelephone communications services in GSM 900/1800 dual band network and install necessary equipment to operate in the frequencies allocated in the 1800 and 900 MHz band in the license area in accordance with the established procedure.”

First Deputy Minister of the Russian Federation for Communications and Information	[Signature]	Yu.A. Pavlenko

December 12, 2001

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	N.M. Popov

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